Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES FIRST QUARTER 2007 RESULTS

TEL-AVIV, Israel - April 30, 2007-- RADCOM Ltd. (RADCOM) (NASDAQ and TASE: RDCM) today announced financial results for the first quarter ended March 31, 2007.

Revenues for the first quarter of 2007 were $3.2 million compared with $5.1 million in the first quarter of 2006. On the basis of U.S. generally accepted accounted principles (GAAP), the period’s net loss was $2.9 million, or $0.18 per ordinary share (basic and diluted), including non-cash share-based compensation expense of $126,000 taken in respect of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that companies recognize the fair value of share-based incentives as compensation. This compares to a net loss for the first quarter of 2006 of $119,000, or $0.01 per ordinary share (basic and diluted), which included a non-cash share-based compensation expense of $128,000.

The Company is also presenting its results on a non-GAAP basis excluding share-based compensation in order to provide investors with insight into its underlying operating results. On a non-GAAP basis, RADCOM’s net loss for the first quarter of 2007 was $2.8 million, or $0.17 per ordinary share (basic and diluted). This compares to net income for the first quarter of 2006 of $9,000, or $0.00 per ordinary share (basic and diluted).

Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO since April 1, 2007, said, “As we mentioned in the pre-release, we are disappointed with our first quarter sales, which were well below our internal projections for the quarter. After intensive analysis, we have identified the primary reasons for the shortfall. First, a number of NGN Cellular projects that we had projected to close during the quarter have been pushed out; but importantly, they have not been cancelled and we have not lost them to competitors. In addition, we have identified a number of execution problems in our organization, including sales execution issues in North America and the Far East.

“In view of this information, we have revised our work plan. On the one hand, we will work in a thorough and systematic manner to improve our execution throughout the organization and sales channels. On the other hand, we will work to expand the number of live deals that we are working on at any one time. This will enable us to increase the probability of closing multiple deals per quarter.”

Mr. Ripstein concluded, “As we mentioned in the pre-release, we see no change in the market opportunity, which we believe is large and growing, and we continue to believe strongly in our product advantage. We remain confident in our abilities and overall strategy, and in the Company’s significant potential.”

Guidance

The following statement is forward-looking in nature, and actual results may differ materially. Please see below under “Risks Regarding Forward Looking Statements.”

Following an assessment of the Company’s pipeline and prospects, and given the shortfall of its first quarter results and the changing projections of its customers, management is reducing its guidance, forecasting revenues of $21-$23 million for 2007.

Conference Call Information

RADCOM’s management will hold an interactive conference call today, April 30th, 2007, at 9:00 AM EDT (16:00 Israel Time) to discuss the results and to answer investor and analyst questions. To participate, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

▪	From the US (toll free): (888) 281-1167

▪	From Israel (toll free): 1-800-227-297

▪	From other locations (not toll free): +972-3-918-0609

A replay of the call will be available after the call on April 30th until midnight May 7th, 2007. To access the replay, please call one of the following numbers:

▪	From the US (toll free): (877) 456-0009

▪	From Israel (not toll free): 03-925-5929

▪	From other locations (not toll free): +972-3-925-5929

The conference call will also be accessable online at www.radcom.com.

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Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the user's overall understanding of our financial performance. By excluding non-cash equity based compensation that has been expensed in accordance with SFAS 123R, our non-GAAP results provide information to both management and investors that is useful in assessing RADCOM’s core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with generally accepted accounting principles.

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company’s products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM’s shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward Looking Statements
Certain statements made herein that use the words ``estimate,'' ``project,'' ``intend,'' ``expect”, ''believe`` and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission. The Company does not undertake to update forward-looking statements.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)

	Three months ended March 31,
	2007[a]	2006[b]
	(unaudited)	(unaudited)
Sales	$3,233	$5,080
Cost of sales	1,458	1,615
Gross profit	1,775	3,465

Research and development, gross	1,923	1,563
Less - royalty-bearing participation	450	450
Research and development, net	1,473	1,113

Sales and marketing	2,652	2,099
General and administrative	576	470
Total operating expenses	4,701	3,682
Operating loss	(2,926)	(217)

Financing income, net	119	98
Taxes on income	(115)	-

Net loss	(2,922)	(119)

Net loss per ordinary share (basic and diluted)	$(0.18)	$(0.01)
Weighted average number of ordinary shares used in computing net loss per share (basic and diluted)	16,278,392	15,243,579

Notes:
a: The Company’s results for the first quarter of 2007 according to U.S. GAAP include non-cash share-based compensation expense of $126,000 allocated as follows: $2,000 to cost of sales, $20,000 to research and development, $48,000 to sales and marketing and $56,000 to general and administrative. Non-GAAP results for the period do not include these share-based compensation expenses.

b: The Company’s results for the first quarter of 2006 according to U.S. GAAP include non-cash share-based compensation expense of $128,000 allocated as follows: $3,000 to cost of sales, $27,000 to research and development, $43,000 to sales and marketing and $55,000 to general and administrative. Non-GAAP results for the period do not include these share-based compensation expenses.

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)
	As of	As of
	March 31, 2007	December 31, 2006
	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	3,222	2,007
Short term bank deposits	6,002	8,060
Trade receivables, net	9,931	12,583
Inventories	2,903	2,493
Tax assets	-	115
Other current assets	1,225	825
Total Current Assets	23,283	26,083

Assets held for severance benefits	2,224	2,187

Property and equipment, net	1,632	1,408
Total Assets	27,139	29,678

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	3,043	2,551
Current deferred revenue	1,686	1,534
Other payables and accrued expenses	3,985	4,346
Total Current Liabilities	8,714	8,431

Long-Term Liabilities
Long-term deferred revenue	822	1,109
Liability for employees' severance pay benefits	2,935	2,896
Total Long-term Liabilities	3,757	4,005
Total Liabilities	12,471	12,436

Shareholders' Equity
Share capital	122	120
Additional paid-in capital	47,888	47,542
Accumulated deficit	(33,342)	(30,420)
Total Shareholders' Equity	14,668	17,242
Total Liabilities and Shareholders' Equity	27,139	29,678